Exhibit 23.1

Consent of KPMG LLP, Independent Registered Public Accounting Firm

We consent to the use of our report dated February 28, 2019, with respect to the consolidated balance sheets of Twilio Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference of our firm under the heading “Experts” in the registration statement and related prospectus.

/s/ KPMG LLP

San Francisco, California
May 28, 2019